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                                                               EXHIBIT (a)(1)(I)

LETTER TO HOLDERS OF ELIGIBLE OPTIONS ON LOA

November 12, 2004

Employee Name
Employee Address
Town, State Zip

Dear Employee Name:

Conexant has just announced an important and exciting opportunity for all employees holding Conexant employee stock options.

As you know, the equity markets have been extremely volatile for the past year. The Conexant management team understands that our stock option program is a valuable form of long-term compensation for employees and that the overall market environment has left many of these options at exercise prices much higher than our current common stock price.

In response, we are pleased to announce that the Board of Directors has approved the Employee Stock Option Exchange Program. This voluntary program allows Conexant employees to tender for exchange existing options priced at $5 or higher for new options to be granted six months and one day after the tendered options are cancelled. The planned deadline for making an election to tender your options for exchange is Monday, December 13, 2004, by 5:00 p.m. U.S. Pacific Standard Time. The planned issue date of replacement options is June 14, 2005.

Enclosed please find an overview of the program, a copy of the tender offer document that was filed with the Securities and Exchange Commission, and an election form you can use should you choose to participate in this offer. You may also access this information on Conexant's nextweb or at http://www.conexant.com/ir/sec_filings.html.

If you choose to participate in this offer, please complete, sign, and return the enclosed election form. The election form must be received by Stock Administration via fax (949) 483-4525 or hand delivery at 4000 MacArthur Blvd., Newport Beach, CA, main building - first floor, by 5:00 p.m. U.S. Pacific Standard Time on Monday, December 13, 2004. If we do not have the election form by that time, we will treat this as an election NOT to participate in the program.

Please be sure to read all of the enclosed information, review it thoroughly, and consider your decision carefully. If you have any questions, you may contact Stock Administration at 949-483-4525 or send us an email at stock.admin@conexant.com.

Sincerely,

The Conexant Management Team